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                             October 14, 2020

       Alexander Timm
       Chief Executive Officer
       Root, Inc.
       80 E. Rich Street, Suite 500
       Columbus, Ohio 43215

                                                        Re: Root, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 5,
2020
                                                            File No. 333-249332

       Dear Mr. Timm:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed October 5, 2020

       Management's Discussion and Analysis of Financial Condition and Results Of Operations
       Results of Operations
       Certain Quarterly Information, page 85

   1. We note your addition of Ratio of Renewal to Direct Earned Premium to the table on page
                                                        86. Please address the
following:
                                                            Revise to disclose
a quarterly quantification of your renewal premium metric (i.e. the numerator in this
newly presented ratio) in the table for each quarter presented;
                                                            Revise to disclose
a definition for this ratio that includes why you believe it to be an important metric;
and
                                                            Tell us why you add
this ratio here but do not include it in your Key Performance
                                                            Indicators
disclosure on page 75.
 Alexander Timm
Root, Inc.
October 14, 2020
Page 2
Correspondence dated October 13, 2020

Appendix A, page 3

2. Please revise your proposed disclosure to disclose why you expect a decline in the Direct
         Loss Ratio from the third quarter of 2019 to the third quarter of 2020. Although you disclose why you expect a decline in loss and loss adjustment expense, and you disclose the expected levels of direct loss ratios, you do not appear to explain why you expect a decline in this ratio. To the extent the decline relates to the factors described in Appendix
         B to this correspondence, revise your disclosure to so indicate.
3. Please tell us why it is appropriate to record an anticipated $7 million in addition loss reserves during the third quarter of 2020 for accident years 2019 and prior when it does not appear to be precipitated by a material change in actuarial estimates. In your response, tell us why this increase was not reflected in prior years and how recording it in the upcoming quarter is consistent with GAAP. Reference for us the authoritative literature you rely upon to support your anticipated accounting.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameAlexander Timm                                Sincerely,
Comapany NameRoot, Inc.
                                                                Division of
Corporation Finance
October 14, 2020 Page 2                                         Office of
Finance
FirstName LastName